                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             WMX TECHNOLOGIES, INC.
                                (Name of Issuer)


                           Common Stock, $1 par value
                         (Title of Class of Securities)


                                    92929Q107
                                 (CUSIP Number)

                               Daniel Schloendorn
                            Willkie Farr & Gallagher
                               One Citicorp Center
                            New York, New York 10022
                                 (212) 821-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 13, 1996
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].

SCHEDULE 13D

CUSIP No. 92929Q107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  George Soros

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               a[x]
                                               b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            AF, PF

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)       [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                                   7.      SOLE VOTING POWER

                                            0

                                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                                 22,600,500
 OWNED BY
REPORTING                           9.      SOLE DISPOSITIVE POWER
  PERSON
  WITH                                       22,600,500

                                    10.     SHARED DISPOSITIVE POWER

                                            0

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            22,600,500

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                           [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            4.56%

          14.     TYPE OF REPORTING PERSON*
                  IA; IN

SCHEDULE 13D

CUSIP No. 92929Q107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Quantum Industrial Partners LDC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          a[x]
                                                          b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            WC

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands

                                    7.      SOLE VOTING POWER

                                            0

                                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                                1,288,600
 OWNED BY
REPORTING                           9.      SOLE DISPOSITIVE POWER
 PERSON
  WITH                                      1,288,600

                                    10.     SHARED DISPOSITIVE POWER
                                            0

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,288,600

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                            [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0.26%

          14.     TYPE OF REPORTING PERSON*
                  CO

SCHEDULE 13D

CUSIP No. 92929Q107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  QIH Management Investor, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            a[x]
                                                            b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            AF

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

                                    7.      SOLE VOTING POWER

                                            0

                                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                                1,288,600
 OWNED BY
REPORTING                           9.      SOLE DISPOSITIVE POWER
  PERSON                                    1,288,600
   WITH
                                    10.     SHARED DISPOSITIVE POWER
                                                      0

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,288,600

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                          [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0.26%

          14.     TYPE OF REPORTING PERSON*
                  IA; PN

SCHEDULE 13D

CUSIP No. 92929Q107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  QIH Management, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           a[x]
                                                           b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            AF

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

                                    7.      SOLE VOTING POWER

                                            0

                                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                                1,288,600
 OWNED BY
REPORTING                           9.      SOLE DISPOSITIVE POWER
  PERSON                                    1,288,600
   WITH
                                    10.     SHARED DISPOSITIVE POWER
                                            0

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,288,600

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                         [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0.26%

          14.     TYPE OF REPORTING PERSON*
                  IA; CO

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Stanley F. Druckenmiller

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           a[x]
                                                           b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                                    7.      SOLE VOTING POWER

                                            0

                                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                                2,625,100
  OWNED BY
REPORTING                           9.      SOLE DISPOSITIVE POWER
  PERSON                                    2,625,100
   WITH
                                    10.     SHARED DISPOSITIVE POWER

                                            0

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            2,625,100

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                           [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0.53%

          14.     TYPE OF REPORTING PERSON*
                  IN

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Duquesne Capital Management, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           a[x]
                                                           b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Pennsylvania

                                    7.      SOLE VOTING POWER

                                            0

                                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                                2,625,100
 OWNED BY
REPORTING                           9.      SOLE DISPOSITIVE POWER
  PERSON                                    2,625,100
   WITH
                                    10.     SHARED DISPOSITIVE POWER

                                            0

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            2,625,100

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                 [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0.53%

          14.     TYPE OF REPORTING PERSON*
                  IA; OO

Item 1.  Security and Issuer

                  This statement on Schedule 13D relates to shares of Common Stock, $1 par value (the "Common Stock"), of WMX Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3003 Butterfield Road, Oak Brook, Illinois 60521. This statement on Schedule 13D is being filed by the Reporting Persons (as defined below) to report recent transactions in the Common Stock as a result of which the Reporting Persons may be deemed the beneficial owners of in excess of 5% of the outstanding Common Stock.

 Item 2. Identity and Background

                 This statement is being filed on behalf of (1) Mr. George Soros ("Mr. Soros"), (2) Quantum Industrial Partners LDC ("Quantum Industrial"), (3) QIH Management Investor, L.P. ("QIHMI"), (4) QIH Management, Inc. ("QIH Management"), (5) Mr. Stanley Druckenmiller ("Mr. Druckenmiller") and (6) Duquesne Capital Management, L.L.C. ("Duquesne LLC"). Mr. Soros, Quantum Industrial, QIHMI, QIH Management, Mr. Druckenmiller and Duquesne LLC are sometimes collectively referred to herein as the "Reporting Persons."

                  Mr. Soros is filing in his capacity as (a) the sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management ("SFM"); (b) the sole stockholder QIH Management; (c) an individual investor; and (d) a general partner of Lupa Family Partners ("Lupa"). Mr.

Druckenmiller is filing in his capacity as the sole managing member of Duquesne LLC. This statement on Schedule 13D relates to shares of Common Stock held for the accounts of each of the following:

                  (i)               Quantum Partners LDC ("Quantum Partners");

                  (ii)              Quota Fund N.V. ("Quota Fund");

                  (iii)             Quantum Industrial

                  (iv)              Mr. Soros, individually;

                  (v)               Lupa; and

                  (vi) certain investment advisory clients over which Duquesne LLC has investment discretion (the "Duquesne Clients").

                  Quantum Partners is a Cayman Islands exempted limited duration company which has granted investment discretion to SFM pursuant to an investment advisory contract.

                  Quota Fund is a Netherlands Antilles corporation which has granted investment discretion to SFM pursuant to an investment advisory contract.

                  SFM is a sole proprietorship of which Mr. Soros is the sole proprietor. SFM has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies, including Quantum Partners and Quota Fund. SFM's contracts with its clients generally provide that SFM is responsible for designing and implementing its clients' overall investment strategy; for conducting direct portfolio management strategies to the extent that SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of its clients; and for allocating and reallocating its clients' assets among such other investment advisors and SFM.

                  Pursuant to regulations promulgated under Section 13(d) of the Securities and Exchange Act of 1934 (the "Exchange Act"), Mr. Soros (as the sole proprietor and the person ultimately in control of SFM) may be deemed a beneficial owner of securities, including the shares of Common Stock, held for the accounts of Quantum Partners and Quota Fund as a result of the contractual authority of SFM to exercise investment discretion with respect to such securities.

                  The principal occupation of Mr. Soros, a U.S. citizen, is his direction of the activities of SFM, which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto and incorporated by reference in response to this Item 2.

                  Quantum Industrial is a Cayman Islands exempted limited duration company with its principal address at Kaya Flamboyan 9, Curacao, Netherlands Antilles. Quantum Industrial is a private investment fund which is engaged in a variety of direct and indirect investments.

                  QIHMI, a Delaware limited partnership, is vested with investment discretion with respect to the portfolio assets held for the account of Quantum Industrial pursuant to the articles of association of Quantum Industrial. The principal business of QIHMI is to provide management and advisory services to and to invest in, Quantum Industrial.

                  QIH Management, a Delaware corporation of which Mr. Soros is the sole stockholder, is the sole general partner of QIHMI. The sole purpose of QIH Management is to serve as the sole general partner of QIHMI. QIHMI and QIH Management have their principal offices at 888 Seventh Avenue, New York, New York 10106. Pursuant to regulations promulgated under Section 13(d) of the Exchange Act, QIHMI, by reason of its investment discretion over the securities owned by Quantum Industrial, QIH Management, as the sole general partner of QIHMI, and Mr. Soros, as the sole stockholder of QIH Management, may each be deemed a beneficial owner of securities, including the Common Stock, held for the account of Quantum Industrial. Quantum Industrial, QIHMI and QIH Management each expressly disclaims beneficial ownership of any shares of Common Stock not directly held for the accounts of Quantum Industrial.

                  Lupa is a New York limited partnership which is primarily engaged in securities investment. In his capacity as one of two general partners of Lupa, Mr. Soros exercises voting and dispositive power with respect to securities held for the account of Lupa. The other general partner of Lupa is Mr. Paul Soros, Mr. Soros' brother, who does not normally exercise dispositive or voting power over the investments held by Lupa.

Paul Soros is a United States citizen who is the founder and former president of Soros Associates, an international engineering firm. Paul Soros has his principal office at 888 Seventh Avenue, New York, New York 10106. Pursuant to regulations promulgated under Section 13(d) of the Exchange Act, by reason of his position as one of two general partners of Lupa, Mr. George Soros may be deemed the beneficial owner of securities, including the Common Stock, for the account of Lupa.

                  Mr. George Soros expressly disclaims beneficial ownership of any shares of Common Stock not directly held for the accounts of Quantum Partners, Quota Fund, Quantum Industrial, himself or Lupa.

                  The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as a Managing Director of SFM at SFM's principal office. In addition, Mr. Druckenmiller owns a 75% interest in and is the sole managing member of Duquesne LLC, an investment advisory firm. Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by reason of his ownership interest in and position with Duquesne LLC, Mr. Druckenmiller may be deemed to be the beneficial owner of all the securities, including the Common Stock, held by the Duquesne Clients.

                  Duquesne LLC, a Pennsylvania limited liability company, is an investment advisory firm which is engaged in a variety of direct and indirect investments. Duquesne LLC has its principal offices at 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591. Its principal business is to serve, pursuant to contract, as a discretionary investment advisor to institutional and individual clients, including the Duquesne Clients. Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by reason of its investment discretion over the accounts it manages for the Duquesne Clients, Duquesne LLC may be deemed to be the beneficial owner of all such Common Stock held by the Duquesne Clients.

                  Mr. Druckenmiller and Duquesne LLC each expressly disclaims beneficial ownership of any shares of Common Stock not directly held for the accounts of the Duquesne Clients.

                  During the past five years, none of the Reporting Persons, Quantum Partners, Quota Fund, Lupa, and to the knowledge of the Reporting Persons, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which such person has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Sources and Amounts of Funds or Other Consideration

                  Quantum Partners. Quantum Partners expended approximately $327,501,798 of its working capital to purchase the Common Stock which is reported in Item 5(c) as having been purchased for its account during the past 60 days.

                  Quota Fund. Quota Fund expended approximately $16,391,000 of its working capital to purchase the Common Stock which is reported in Item 5(c) as having been purchased for its account during the past 60 days.

                  Quantum Industrial. Quantum Industrial expended approximately $45,105,249 of its working capital to purchase the Common Stock which is reported in Item 5(c) as having been purchased for its account during the past 60 days.

                  Mr. Soros. Mr. Soros expended approximately $36,795,126 of his personal funds to purchase the Common Stock which is reported in item 5(c) as having been purchased for his account during the past 60 days.

                  Lupa. Lupa expended approximately $36,795,126 of its working capital to purchase the Common Stock which is reported in Item 5(c) as having been purchased for its account during the past 60 days.

                  Duquesne Clients. The Duquesne Clients expended approximately $49,177,130 of their working capital to purchase the Common Stock which is reported in Item 5(c) as having been purchased for their accounts during the past 60 days.

                  The shares of Common Stock held by Quantum Partners, Quota Fund, Quantum Industrial, Mr. Soros individually, Lupa and the Duquesne Clients may be held through margin accounts maintained with brokers, which extend margin credit, as and when required to open or carry positions in such margin accounts, subject to applicable federal margin regulations, stock exchange rules and the credit policies of such firms. The positions held in the margin accounts, including the Common Stock, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.  Purpose of Transaction

                  Quantum Partners, Quota Fund, Quantum Industrial, Mr. Soros individually, Lupa and the Duquesne Clients acquired for investment purposes all of the Common Stock reported herein as being beneficially owned by them. From time to time, the Reporting Persons intend to discuss with management of the Issuer the Reporting Persons' suggestions for enhancing shareholder value. Such suggestions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act. However, the Reporting Persons do not intend to seek control of the Issuer or participate in the management of the Issuer.

                  Except as described above, none of Quantum Partners, Quota Fund, Quantum Industrial, Mr. Soros, Lupa, the Duquesne Clients and, to the best of the Reporting Persons' knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer

                  (a)(i) On the date of this Statement, the aggregate number of shares of Common Stock of which Mr. Soros may be deemed a beneficial owner is 22,600,500 (approximately 4.56% of the Common Stock outstanding). This number includes (A) 17,957,000 shares of Common Stock held for the account of Quantum Partners, (B) 500,000 shares of Common Stock held for the account of Quota Fund, (C) 1,288,600 held for the account of Quantum Industrial, (D) 1,427,450 shares of Common Stock held for Mr. Soros' personal account and (E) 1,427,450 shares of Common Stock held for the account of Lupa.

                  (ii) On the date of this Statement, the aggregate number of shares of Common Stock of which Quantum Industrial may be deemed a beneficial owner is 1,288,600 (approximately 0.26% of the Common Stock outstanding).

                  (iii) On the date of this Statement, the aggregate number of shares of Common Stock of which QIHMI may be deemed to be a beneficial owner is 1,288,600 (approximately 0.26% of the Common Stock outstanding).

                  (iv) On the date of this Statement, the aggregate number of shares of Common Stock of which QIH Management may be deemed to be a beneficial owner is 1,288,600 (approximately 0.26% of the Common Stock outstanding).

                  (v) On the date of this Statement, the aggregate number of shares of Common Stock of which Mr. Druckenmiller may be deemed a beneficial owner is 2,625,100 (approximately 0.53% of the Common Stock outstanding).

                  (vi) On the date of this Statement, the aggregate number of shares of Common Stock of which Duquesne LLC may be deemed a beneficial owner is 2,625,100 (approximately 0.53% of the Common Stock outstanding).

                   (b)(i) Pursuant to the terms of the contract between Quantum Partners and SFM and the Voting Agreement (as defined below), Mr. Soros may be deemed to have shared power to direct the voting and sole power to direct the disposition of securities held for the account of Quantum Partners, including the 17,957,000 shares of Common Stock held by Quantum Partners.

                  (ii) Pursuant to the terms of the contract between Quota Fund and SFM and the Voting Agreement, Mr. Soros may be deemed to have shared power to direct the voting and sole power to direct the disposition of securities held for the account of Quota Fund, including 500,000 shares of Common Stock held by Quota Fund.

                  (iii) By virtue of his position as the sole stockholder of QIH Management and pursuant to the terms of the Voting Agreement, Mr. Soros may be deemed to have shared power to direct the voting and sole power to direct the disposition of securities held for the account of Quantum Industrial, including 1,288,600 shares of Common Stock held by Quantum Industrial.

                  (iv) Pursuant to the terms of the Voting Agreement, Mr. Soros has shared power to direct the voting and sole power to direct the disposition of the 1,427,450 shares of Common Stock that he holds for his personal account.

                  (v) By virtue of his position as a general partner of Lupa and pursuant to the terms of the Voting Agreement, Mr. Soros may be deemed to have shared power to direct the voting and sole power to direct the disposition of securities held for the account of Lupa, including 1,427,450 shares of Common Stock held by Lupa.

                  (vi) Pursuant to the terms of the Voting Agreement, Quantum Industrial has shared power to direct voting and sole power to direct the disposition of securities held for the account of Quantum Industrial, including 1,288,600 shares of Common Stock held by Quantum Industrial.

                  (vii) Pursuant to the terms of the articles of association of Quantum Industrial and the Voting Agreement, QIHMI has shared power to direct the voting and sole power to direct the disposition of securities held for the account of Quantum Industrial, including 1,288,600 shares of Common Stock held by Quantum Industrial.

                  (viii) By virtue of its position as the sole general partner of QIHMI and pursuant to the Voting Agreement, QIH Management has shared power to direct the voting and sole power to direct the disposition of securities held for the account of Quantum Industrial, including 1,288,600 the shares of Common Stock held by Quantum Industrial.

                  (ix) By virtue of his ownership interest in, and position as the sole managing member of Duquesne LLC, and pursuant to the Voting Agreement, Mr. Druckenmiller may be deemed to have shared power to direct the voting and sole power to direct the disposition of securities held for the account of the Duquesne Clients, including 2,625,100 shares of Common Stock held by the Duquesne Clients.

                  (x) Pursuant to the terms of investment advisory contracts between each of the Duquesne Clients and Duquesne LLC and the Voting Agreement, Duquesne may be deemed to have shared power to direct the voting and sole power to direct the disposition of securities held for the accounts of the Duquesne Clients, including the 2,625,100 shares of Common Stock held by the Duquesne Clients.

                  The percentages used herein are calculated based upon the 496,135,356 shares of Common Stock stated to be issued and outstanding at April 30, 1996, as reflected in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

                  (c) Except for the transactions listed in Annex B hereto or as otherwise described in this Item 5(c), there have been no transactions with respect to the Common Stock during the past 60 days by any of Quantum Partners, Quota Fund, Quantum Industrial, Mr. Soros, Lupa and the Duquesne Clients. In addition, SFM has delegated investment discretion with respect to a certain portion of Quota Fund's portfolio to Brahman Capital Corp., a Delaware corporation ("Brahman"). As a result of SFM's ability to terminate its contractual relationship with Brahman within 60 days, the Reporting Person may be deemed the beneficial owner of securities, including the Common Stock, held in such portfolio. Annex B sets forth the transactions with respect to the Common Stock during the past 60 days effected by Brahman for the account of such portfolio. As of the date hereof, such portfolio holds no shares of Common Stock.

                  (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock, except that the respective shareholders, or partners as relevant, of Quantum Partners, Quota Fund, Quantum Industrial, Lupa and the Duquesne Clients have the right to participate in the receipt of dividends from or proceeds for the sale of, the shares of Common Stock held for their respective accounts.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

                  Mr. Soros and Duqesne LLC have entered into an agreement, a copy of which is attached hereto as Exhibit E (the "Voting Agreement"), whereby they will use their best efforts to reach an agreement to vote in the same manner all of the shares of Common Stock over which they have direct or indirect voting power.

                  From time to time, the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.

Item 7.  Material to be Filed as Exhibits

         A. Power of Attorney dated April 16, 1996 granted by Mr. George Soros in favor of Sean C. Warren.

         B. Power of Attorney dated May 23, 1996 granted by Quantum Industrial in favor of Sean C. Warren.

         C. Limited Power of Attorney dated March 23, 1994 granted by Stanley F. Druckenmiller in favor of Michael A. Shay

         D. Joint Filing Agreement dated May 23, 1996 pursuant to Rule 13d-f(1) among Mr. Soros, Quantum Industrial, QIHMI, QIH Management, Mr. Druckenmiller and Duquesne LLC.

         E. Voting Agreement dated May 23, 1996 between Mr. Soros and Duquesne LLC.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 23, 1996.                             GEORGE SOROS

                                          By: /s/ Sean C. Warren
                                          Name:  Sean C. Warren
                                          Title:  Attorney-in-Fact


                                          QUANTUM INDUSTRIAL PARTNERS LDC

                                          By: /s/ Sean C. Warren
                                          Name:  Sean C. Warren
                                          Title: Attorney-in-Fact


                                          QIH MANAGEMENT INVESTOR, L.P.

                                          By:  QIH Management, Inc.,
                                                general partner


                                          By: /s/ Sean C. Warren
                                          Name:  Sean C. Warren
                                          Title: Vice President


                                          QIH MANAGEMENT, INC.

                                          By: /s/ Sean C. Warren
                                          Name:  Sean C. Warren
                                          Title: Vice President


                                          STANLEY F. DRUCKENMILLER

                                          By: /s/ Michael A. Shay
                                             Name:  Michael A. Shay
                                             Title:  Attorney-in-Fact

                                         DUQUESNE CAPITAL MANAGEMENT, L.L.C.

                                         By: /s/ Michael A. Shay
                                         Name:  Michael A. Shay
                                         Title: Vice President

                                                               ANNEX A

                  The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                                            Scott K.H. Bessent
                                            Walter Burlock
                                            Stanley Druckenmiller
                                            Jeffrey L. Feinberg
                                            Arminio Fraga
                                            Gary Gladstein
                                            Robert K. Jermain
                                            David N. Kowitz
                                            Elizabeth Larson
                                            Alexander C. McAree
                                            Paul McNulty
                                            Gabriel S. Nechamkin
                                            Steven Okin
                                            Dale Precoda
                                            Lief D. Rosenblatt
                                            Mark D. Sonnino
                                            Filiberto H. Verticelli
                                            Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been
(i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                     ANNEX B


                     RECENT TRANSACTIONS IN THE COMMON STOCK
                            OF WMX TECHNOLOGIES, INC.



                                   Date of              Nature of           Number of Shares      Price Per Share
For the Account of:                Transaction          Transaction         ----------------      ---------------
                                   -----------          -----------
Quantum Industrial                 05/01/96             Purchase                 138,700              $34.923
                                   05/02/96             Purchase                 202,200               34.968
                                   05/02/96             Purchase                  25,000               34.925
                                   05/03/96             Purchase                  25,700               35.060
                                   05/06/96             Purchase                  51,300               35.034
                                   05/07/96             Purchase                 194,000               35.055
                                   05/08/96             Purchase                 187,000               35.060
                                   05/08/96             Purchase                  58,200               35.006
                                   05/08/96             Purchase                 113,100               34.887
                                   05/09/96             Purchase                 165,400               35.059
                                   05/10/96             Purchase                  29,300               35.060
                                   05/13/96             Purchase                  98,700               34.990




                                           Date of         Nature of        Number of Shares       Price Per Share
For the Account of:                       Transaction     Transaction       ----------------       ---------------
                                          -----------     -----------
Quantum Partners                            03/25/96       Purchase              375,000             $31.640
                                            03/25/96       Purchase               62,400              31.645
                                            03/26/96       Purchase              603,000              31.938
                                            03/27/96       Purchase              410,300              31.622
                                            03/28/96       Purchase              459,800              31.778
                                            03/29/96       Purchase              372,300              31.697
                                            04/01/96       Purchase              921,600              32.881
                                            04/03/96       Purchase              194,500              32.501
                                            04/04/96       Purchase               60,700              32.560
                                            04/08/96       Purchase               41,200              32.050
                                            04/09/96       Purchase              625,700              32.782
                                            04/10/96       Purchase              833,000              33.848
                                            04/11/96       Purchase              335,900              33.966
                                            04/12/96       Purchase              219,500              34.060
                                            04/15/96       Purchase              294,600              33.952
                                            04/16/96       Purchase              487,400              34.009
                                            04/17/96       Purchase              544,500              33.957
                                            04/18/96       Purchase              125,000              33.933
                                            04/22/96       Purchase              234,300              34.041
                                            05/01/96       Purchase              277,500              34.923
                                            05/02/96       Purchase              404,400              34.968
                                            05/02/96       Purchase               50,000              34.925
                                            05/03/96       Purchase               51,500              35.060
                                            05/06/96       Purchase              102,700              35.034
                                            05/07/96       Purchase              388,300              35.055
                                            05/08/96       Purchase              374,000              35.060
                                            05/08/96       Purchase              116,500              35.006



Quantum Partners                            05/08/96       Purchase              225,600             $34.887
(continued)                                 05/09/96       Purchase              330,900              35.059
                                            05/10/96       Purchase               58,600              35.060
                                            05/13/96       Purchase              197,400              34.990





                                  Date of             Nature of            Number of Shares     Price Per Share
For the Account of:               Transaction         Transaction          ----------------     ---------------
                                  -----------         -----------

Quota Fund (Brahman)              04/19/96            Purchase                   36,000              $34.855
                                  04/24/96            Sell                       36,000               33.977



                                  Date of             Nature of            Number of Shares    Price Per Share
For the Account of:               Transaction         Transaction          ----------------    ---------------
                                  -----------         -----------


Quota Fund (SFM)                  04/09/96            Purchase                  500,000             $32.782






                                  Date of              Nature of           Number of Shares    Price Per Share
For the Account of:               Transaction          Transaction         ----------------    ---------------
                                  -----------          -----------

Mr. George Soros                  03/25/96             Purchase                  22,500             $31.640
                                  03/25/96             Purchase                   3,800              31.645
                                  03/26/96             Purchase                  36,200              31.938
                                  03/27/96             Purchase                  24,600              31.622
                                  03/28/96             Purchase                  27,600              31.778
                                  03/29/96             Purchase                  22,300              31.697
                                  04/01/96             Purchase                  55,300              32.881
                                  04/03/96             Purchase                  11,700              32.501
                                  04/04/96             Purchase                   3,600              32.560
                                  04/08/96             Purchase                   2,500              32.050
                                  04/09/96             Purchase                  37,500              32.782
                                  04/10/96             Purchase                  50,000              33.848
                                  04/11/96             Purchase                  20,150              33.966
                                  04/12/96             Purchase                  13,200              34.060
                                  04/15/96             Purchase                  17,700              33.952
                                  04/16/96             Purchase                  29,200              34.009
                                  04/17/96             Purchase                  32,700              33.957
                                  04/18/96             Purchase                   7,500              33.933
                                  04/22/96             Purchase                  14,100              34.041
                                  05/01/96             Purchase                  69,400              34.923
                                  05/02/96             Purchase                 101,100              34.968
                                  05/02/96             Purchase                  12,500              34.925
                                  05/03/96             Purchase                  12,900              35.060
                                  05/06/96             Purchase                  25,700              35.034
                                  05/07/96             Purchase                  97,000              35.055
                                  05/08/96             Purchase                  93,500              35.060




Mr. George Soros                  05/08/96             Purchase                  29,100             $35.006
(continued)                       05/08/96             Purchase                  56,400              34.887
                                  05/09/96             Purchase                  82,700              35.059
                                  05/10/96             Purchase                  14,700              35.060
                                  05/13/96             Purchase                  49,350              34.990





                                  Date of              Nature of           Number of Shares    Price Per Share
For the Account of:               Transaction          Transaction         ----------------    ---------------
                                  -----------          -----------


Lupa                              03/25/96             Purchase                  22,500             $31.640
                                  03/25/96             Purchase                   3,800              31.645
                                  03/26/96             Purchase                  36,200              31.938
                                  03/27/96             Purchase                  24,600              31.622
                                  03/28/96             Purchase                  27,600              31.778
                                  03/29/96             Purchase                  22,300              31.697
                                  04/01/96             Purchase                  55,300              32.881
                                  04/03/96             Purchase                  11,700              32.501
                                  04/04/96             Purchase                   3,600              32.560
                                  04/08/96             Purchase                   2,500              32.050
                                  04/09/96             Purchase                  37,500              32.782
                                  04/10/96             Purchase                  50,000              33.848
                                  04/11/96             Purchase                  20,150              33.966
                                  04/12/96             Purchase                  13,200              34.060
                                  04/15/96             Purchase                  17,700              33.952
                                  04/16/96             Purchase                  29,200              34.009
                                  04/17/96             Purchase                  32,700              33.957
                                  04/18/96             Purchase                   7,500              33.933
                                  04/22/96             Purchase                  14,100              34.041
                                  05/01/96             Purchase                  69,400              34.923
                                  05/02/96             Purchase                 101,100              34.968
                                  05/02/96             Purchase                  12,500              34.925
                                  05/03/96             Purchase                  12,900              35.060
                                  05/06/96             Purchase                  25,700              35.034
                                  05/07/96             Purchase                  97,000              35.055
                                  05/08/96             Purchase                  93,500              35.060




Lupa                              05/08/96             Purchase                  29,100             $35.006
(continued)                       05/08/96             Purchase                  56,400              34.887
                                  05/09/96             Purchase                  82,700              35.059
                                  05/10/96             Purchase                  14,700              35.060
                                  05/13/96             Purchase                  49,350              34.990






                                  Date of              Nature of           Number of Shares    Price Per Share
For the Account of:               Transaction          Transaction         ----------------    ---------------
                                  -----------          -----------


Duquesne Clients                  03/25/96             Purchase                  30,000             $31.6400
                                  03/25/96             Purchase                   5,000              31.6450
                                  03/26/96             Purchase                  48,600              31.9380
                                  03/27/96             Purchase                  33,000              31.6220
                                  03/28/96             Purchase                  37,000              31.7780
                                  03/29/96             Purchase                  30,000              31.6970
                                  04/01/96             Purchase                  74,100              32.8810
                                  04/03/96             Purchase                  15,700              32.5010
                                  04/04/96             Purchase                   4,900              32.5600
                                  04/08/96             Purchase                   3,300              32.0500
                                  04/09/96             Purchase                  50,300              32.7820
                                  04/10/96             Purchase                 500,000              33.5290
                                  04/10/96             Purchase                  67,000              33.8480
                                  04/11/96             Purchase                  26,800              33.9660
                                  04/12/96             Purchase                  17,600              34.0600
                                  04/15/96             Purchase                  24,000              33.9523
                                  04/16/69             Purchase                  39,200              34.0093
                                  04/17/96             Purchase                  43,800              33.9570
                                  04/18/96             Purchase                  10,000              33.9330
                                  04/22/96             Purchase                  18,900              34.0410
                                  05/08/96             Purchase                  41,100              35.0060
                                  05/08/96             Purchase                 132,000              35.0600
                                  05/09/96             Purchase                 116,800              35.0595
                                  05/10/96             Purchase                  20,700              35.0600
                                  05/13/96             Purchase                  69,700              34.9906

